Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, New York 10046

Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

March 28, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enphase Energy, Inc.

Registration Statement on Form S-1

Registration File No. 333-174925

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Enphase Energy, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M. Eastern Time on March 29, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 13, 2012:

(i)	Dates of Distribution: March 13, 2012 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 6

(iii)	Number of prospectuses furnished to investors: 5,927

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: 85

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH

                               INCORPORATED

DEUTSCHE BANK SECURITIES INC.

Acting severally on behalf of themselves and the

several underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ David Chen
Name:	David Chen Managing Director
Title:

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory

By:	Deutsche Bank Securities Inc.

By:	/s/ Mark Keene
Name:	Mark Keene
Title:	Managing Director

By:	/s/ Riaz Ladhabhoy
Name:	Riaz Ladhabhoy
Title:	Director